Filed by Endocare, Inc. pursuant to Rule 425 under the
Securities Act of 1933, as amended and deemed filed
pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934, as amended

Subject Company: Endocare, Inc.
Commission File No. 001-15063

A Strategic Combination to Advance Cryoablation The Merger of Endocare (NASDAQ:ENDO) and Galil Medical This presentation is confidential and may not be shown, given or sent to any person other than the person to whom it has been delivered. Failure to comply with this directive can result in a violation of the Securities Act of 1933, as amended, and/or the Securities Exchange Act of 1934, as amended, including Regulation FD. Any further distribution or reproduction of this presentation, in whole or in part, or the divulgence of any of the contents by an offeree is unauthorized. November 11, 2008

2 Forward Looking Statements Certain matters set forth in this presentation, including statements relating to the merger, such as efficiencies, cost savings, enhanced revenues and EBITDA, the timing of such cost savings and enhanced revenues and EBITDA, growth potential, market profile and financial strength, the anticipated amount of the proposed concurrent financing, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including failure to receive approval of the transaction by Endocare or Galil stockholders, the possibility that the anticipated benefits from the merger cannot be fully realized, if at all, or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Galil's operations into Endocare will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry, including those detailed from time to time in Endocare's reports filed with the SEC. There can be no assurance that the proposed merger will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless required by law, Endocare undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

3 Combined Company Profile Headquarters Irvine, CA Board composition 9 directors - 4 from each prior board, 1 new independent Leadership Marty Emerson, CEO Michael Rodriguez, CFO Capital Infusion $16.25 private placement

4 Galil Medical Overview Privately held cryoablation company - Yoqneam, Israel Major stockholders include Thomas McNerney & Partners, The Vertical Group, Investor Growth Capital, Elron and RDC TTM revenues of $25.0M, gross profit of $17.9M 120+ employees in 4 countries Strong international sales presence Galil's brand is well-regarded by physicians Presice technology similar to Endocare's Cryocare Smaller profile 17 gauge needle has physician appeal

Strategic Drivers for Combined Company Develop robust data sets for current and new indications Deliver new technologies Systems and disposables Current and new indications Drive penetration of cryoablation solutions based on: Better understanding of patient and physician requirements Effective response to meeting patient and physician requirements 5

6 Economic Rationale Behind Merger Improve platform to penetrate broader market for cryoablation Leverage existing sales and distribution Eliminate duplicate selling and administrative costs Eliminate redundant clinical trials and studies

7 Men 745,180 Women 692,000 Prostate 25% Lung & bronchus 15% Colon & rectum 10% Urinary bladder 7% Melanoma of skin 5% Non-Hodgkin's 5% lymphoma Kidney 4% Leukemia 3% Oral cavity 3% Pancreas 3% All other sites 20% 26% Breast 14% Lung & bronchus 10% Colon & rectum 6% Uterine corpus 4% Melanoma of skin 4% Non-Hodgkin's lymphoma 4% Thyroid 3% Kidney 3% Ovary 3% Leukemia 23% All other sites 2008 Estimated U.S. Cancer Cases(1) (1)American Cancer Society - Cancer Facts & Figures 2008 Current Cryoablation Procedures

8 Strong Cryoablation Opportunity Significant clinical advantages Current cryoablation technology has fewer side-effects than radiation Rapid emergence of focal technology Best practices policy statement on cryoablation adopted by AUA Superior economics Healthcare system prefers overall lower cost of cryoablation Large and growing market indications Current indications - prostate, kidney, liver, lung, bone Total annual worldwide market - $1.2B Common call points Current - urologists, interventional radiologists Future - gynecologists, breast surgeons, pulmonologists, thoracic surgeons, cardiologists, other

9 Prostate Cancer U.S. Prostate Cancer Market - 2008 500+ Men Today will be Diagnosed with Prostate Cancer Current Annual Treatments(2) (3)Includes estimated cases from Endocare & Galil Medical 80,000 59,000 9,000 17,000 21,000 (1)American Cancer Society - Cancer Facts & Figures 2008 (2)Internal Endocare estimate Addressable market composed of: 15% high risk, non surgery 15% focal 50% of radiation failures U.S. Annual Occurrence(1) 186,000 Addressable Market(2) 70,000

10 U.S. Kidney Tumor Market - 2008 100+ People Today will be Diagnosed with Renal Cancer Renal Cancer (1)American Cancer Society - Cancer Facts & Figures 2008 (2)Internal Endocare estimate Current Annual Treatments(2) Addressable market composed of: Lesions <5cm U.S. Annual Occurrence(1) 54,000 Addressable Market(2) 27,000

11 Compelling Physician Economics Robotic Radical Prostatectomy Brachytherapy Cryoablation Brachytherapy with IMRT Radical Prostatectomy $1,715 $1,117 $1,300 $741 $741 Robotic Radical Prostatectomy Radical Prostatectomy Cryoablation Brachytherapy with IMRT $520 $490 $494 $558 $494 Brachytherapy Approximate Hourly Equivalents 2008 Urologist Payments

12 Systems Single Use Disposables "Best of Breed" Cryoablation Products

13 Operational Strengths Experienced senior management Strong financial team Manufacturing scale Increased efficiency of corporate functions Finance, legal, HR Customer service, sales Marketing, manufacturing Clinical, regulatory & R&D

14 Marketplace Efficiency Strong focus on cryoablation demand and awareness Worldwide market reach Large customer base Solid penetration among physicians and hospitals Seasoned sales team (domestic and international) Efficient marketing - trade shows, web, education Experienced R&D team (cryoablation and biology) Larger Reach - Lower Costs

15 Transaction Overview Transactions Stock-for-stock merger of Endocare and Galil Medical, concurrent $16.25M PIPE Exchange ratio 52% Endocare / 48% Galil Medical Pro forma shares 39.0M including PIPE @$1.00/share Anticipated close Q1 2009, subject to approvals Approvals Endocare stockholders and regulatory

Opportunity for Efficiencies Anticipated to be $10+ Million Primary savings opportunities - near term Overlapping sales territories Redundant marketing programs Surplus facilities Duplicative senior management Repetitive G&A functions Similar clinical and regulatory programs Primary savings opportunities - long term Manufacturing rationalization Redundant R&D programs 16

17 17 Pro Forma Financial Highlights Pro forma trailing twelve month figures as of 9/30/08: Revenue $55.6M Gross profit $39.1M Adjusted EBITDA(1) anticipated to be positive within 18 months of closing $10M+ of annual synergies $16.25M financing expected to be a bridge to profitability (1)EBITDA less stock compensation and direct transaction costs

18 Steps to Closing Proxy statement/prospectus to be filed Proxy statement/prospectus to be mailed to stockholders Israeli and U.S. regulatory reviews Endocare stockholder meeting to approve transaction expected January 2009 Closing expected Q1 2009

Summary Growth company driving enhanced shareholder value Poised for meaningful revenue & profit growth Substantial operating cost, interest & tax savings Expanded worldwide distribution Highly regarded brands Complementary IP portfolio Strong balance sheet Greater combined innovative potential 19

20 In connection with the proposed merger with Galil Medical, Ltd. ("Galil"), Endocare, Inc. ("Endocare") intends to file a registration statement on Form S-4 (the "Registration Statement"), which will also include a proxy statement of Endocare, and other relevant documents concerning the transaction with the U.S. Securities and Exchange Commission (the "SEC"). STOCKHOLDERS OF ENDOCARE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Endocare through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement, when available, and Endocare's other filings with the SEC may also be obtained from Endocare by making a request to Allen & Caron at (949) 474-4300. In addition, investors may access copies of the documents filed with the SEC by Endocare on Endocare's website at www.endocare.com when they become available. Endocare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Endocare's stockholders with respect to the transactions contemplated by the definitive merger agreement between Galil and Endocare. Information regarding Endocare's directors and executive officers is contained in Endocare's definitive proxy statement filed with the SEC on April 9, 2008 for its 2008 Annual Meeting of Stockholders. As of October 31, 2008, Endocare's directors and executive officers beneficially owned (as calculated in accordance with Rule 13d- 3 under the Securities Exchange Act of 1934, as amended) approximately 369,763 shares, or 3.1%, of Endocare's common stock. You can obtain free copies of these documents from Endocare using the contact information set forth above. Additional information regarding interests of such participants will be included in the Registration Statement when it is filed with the SEC and available free of charge as indicated above. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH SEC

A Strategic Combination to Advance Cryoablation The Merger of Endocare (NASDAQ:ENDO) and Galil Medical This presentation is confidential and may not be shown, given or sent to any person other than the person to whom it has been delivered. Failure to comply with this directive can result in a violation of the Securities Act of 1933, as amended, and/or the Securities Exchange Act of 1934, as amended, including Regulation FD. Any further distribution or reproduction of this presentation, in whole or in part, or the divulgence of any of the contents by an offeree is unauthorized. November 11, 2008